PARAMOUNT COMMUNICATIONS INC.

                                                                January 13, 1994

Dear Stockholder:

     On January 7, 1994, Viacom Inc. revised the terms of its tender offer for, and proposed second-step merger with, Paramount Communications
Inc. Viacom's revisions consisted of an increase in the per Share cash consideration offered in the Viacom Offer and a decrease in the consideration offered in the Viacom Second-Step Merger. The Viacom Offer now provides for the purchase of 50.1% of the outstanding shares of the Company's Common Stock, on a fully diluted basis, at a purchase price of $105 per Share in cash. Following completion of the Viacom Offer, Viacom would effect the Viacom Second-Step Merger in which each Share not purchased in the Viacom Offer would be converted into the right to receive (i) 0.93065 shares of Viacom Class B Common Stock and (ii) 0.30408 shares of Viacom Merger Preferred Stock.

     Pursuant to a merger agreement entered into between QVC Network, Inc. and the Company, QVC has made a tender offer for 50.1% of the Shares, on a fully diluted basis, at a purchase price of $92 per Share in cash. Under the QVC Merger Agreement, following completion of the QVC Offer, QVC will effect a second-step merger in which each Share not purchased in the QVC Offer will be converted into the right to receive (i) 1.43 shares of QVC Common Stock,
(ii) 0.32 shares of QVC Merger Preferred Stock and (iii) 0.32 Warrants to purchase QVC Common Stock.

     YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS REJECT THE PRESENT VIACOM OFFER AND NOT TENDER ANY OF THEIR SHARES PURSUANT TO IT.

     YOUR BOARD OF DIRECTORS UNANIMOUSLY REAFFIRMS ITS PRIOR DETERMINATION THAT THE QVC OFFER AND THE QVC SECOND-STEP MERGER, TAKEN TOGETHER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, STOCKHOLDERS OF THE COMPANY AND REAFFIRMS ITS PRIOR RECOMMENDATION THAT ALL STOCKHOLDERS ACCEPT THE QVC OFFER AND TENDER THEIR SHARES IN THE QVC OFFER.

     In reaching its conclusions, the Paramount Board considered, among other things, the opinion of Lazard Freres & Co., financial advisor to the Company, that the aggregate consideration payable to Paramount stockholders in the QVC Offer and the QVC Second-Step Merger, taken together, (i) is fair to Paramount stockholders from a financial point of view and (ii) is superior from a financial point of view to the aggregate consideration payable to Paramount stockholders in the Viacom Offer and the Viacom Second-Step Merger, taken together. Other important information is described in the enclosed Schedule 14D-9's being filed with the Securities and Exchange Commission.

     Notwithstanding the Board's recommendation, however, stockholders will be provided with the opportunity to choose between the offers and ultimately determine which offer will be successful under the bidding procedures previously adopted by the Board and agreed to by each of Viacom and QVC.

     We urge you to read the enclosed materials carefully in making your decision with respect to tendering your Shares.

                                          Sincerely,

                                          /s/ Martin S. Davis

                                          Martin S. Davis
                                          Chairman of the Board
                                          and Chief Executive Officer